Mail Stop 7010

      August 30, 2005

Mr. Alan J. Gotcher
Chief Executive Officer
Altair Nanotechnologies, Inc.
204 Edison Way
Reno, Nevada 89502-2306

	RE:	Forms 10-K and 10-K/A for Fiscal Year Ended December 31,
2004
		Forms 10-Q for Fiscal Quarters Ended March 31 and June
30,
2005
		File No. 1-12497

Dear Mr. Gotcher:

		We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-Q for the Quarter Ended March 31, 2005

Note 2 - Summary of Significant Accounting Policies, page 7

Revenue Recognition, page 9

1. We have reviewed your response to comment two. You state that your participation on the development committee is not an obligation to perform a service for Spectrum, but rather represents a right to monitor the status of development. However, section 3.1 of the license agreement appears to obligate you to participate in a "Joint
Development Committee." Further, the responsibilities of the committee are to "manage and oversee the pre-clinical development of
Compounds and Products..." The agreement sets forth a process requiring unanimous support on the committee for development decisions and procedures for resolving disputes. This appears to represent more than an option to monitor development status. It appears that you are obligated to actively participate in the decision-making process, at least during the pre-clinical phase of development.

This interpretation appears to be reinforced by your separate obligation, detailed in section 3.2(a) - Responsibilities of Altair, to "use commercially reasonable efforts to assist Spectrum in the pre-clinical development of products and compounds..." Despite the requirement that Spectrum reimburse you for costs incurred in carrying out this obligation, it appears that Spectrum has secured an ongoing right to your services. It is unclear why this right would be secured in the license agreement if Spectrum attributes no value to it.

Accordingly, it appears to us that your continuing obligation under the licensing agreement is an important element of the arrangement and that the earnings process is completed by your performance under the terms of the arrangement, not simply by its origination. Please amend your Forms 10-Q for the quarters ended March 31 and June 30, 2005 to defer the revenue related to the license agreement, or provide us with additional information to help us understand why you believe no amendments are necessary.

*    *    *    *

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.

      You may contact Scott Watkinson, Staff Accountant, at (202)
551-3741, or in his absence, me at (202) 551-3769 with any other questions.

								Sincerely,



								Rufus Decker
								Accounting Branch Chief

??

??

??

??

Alan J. Gotcher
Altair Nanotechnologies, Inc.
August 30, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE